UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 15, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

77 Corporate Drive
Bridgewater, New Jersey 08807
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Appointment of Ingrid Zhang as Chief Executive Officer

On September 15, 2026, Legend Biotech Corporation (the “Company”) announced the appointment of Ingrid Zhang as the Company’s Chief Executive Officer and principal executive officer, each effective as of September 15, 2026 (the “Effective Date”). Ms. Zhang assumes the role from Alan Bash, who has served as the interim CEO since July 2026. Following Ms. Zhang’s appointment, Mr. Bash will resume his role as President of CARVYKTI of the Company.

Prior to joining the Company, Ms. Zhang most recently served as Chief Commercial Officer for Novartis International from June 2024 to August 2026. Prior to being appointed as Chief Commercial Officer, Ms. Zhang served as President and Managing Director of Novartis China from October 2023 to May 2024, President of China, Innovative Medicines at Novartis, from June 2022 to October 2023, President of Novartis Pharmaceuticals China from 2017 to June 2022, and held several other leadership positions with increasing responsibilities at Novartis since 2011. Prior to joining Novartis, Ms. Zhang spent 6 years at AstraZeneca, from 2005 to 2011, most recently serving as Business Unit Head of Oncology and CNS. Prior to AstraZeneca, Ms. Zhang held management positions at Pfizer and McKinsey & Company. Ms. Zhang has served as a member of the board of directors of Mettler-Toledo International Inc. since February 2023. Ms. Zhang earned her MBA in Finance and Strategy from the Wharton School of Business at the University of Pennsylvania, her MS in Chemical Engineering from Penn State University, and her BA in Chemistry at Lycoming College.

There is no arrangement or understanding between Ms. Zhang and any other person pursuant to which she was selected as an officer of the Company. There are no related party transactions between Ms. Zhang and the Company that would require disclosure, and there is no family relationship between Ms. Zhang and any of the Company’s directors or other executive officers.

The press release announcing the appointment of Ms. Zhang as CEO is attached to this Form 6-K as Exhibit 99.1.

Employment Agreement with Chief Executive Officer

In connection with Ms. Zhang’s appointment as CEO, she entered into an employment agreement (the “Employment Agreement”) with the Company setting forth the terms of her employment, effective as of September 15, 2026.

Pursuant to the Employment Agreement, Ms. Zhang’s annual base salary is $950,000, and Ms. Zhang is eligible for a discretionary annual cash bonus with a target of 90% (the “CEO Annual Bonus”) of her then-current base salary (the “CEO Target Amount”). In addition, on the Effective Date, Ms. Zhang will be granted an award of restricted share units with a grant date fair market value target anticipated to be at least $10 million (the “Initial RSU Award”) and will receive a signing bonus of $150,000, provided that if Ms. Zhang is terminated for Cause (as defined in the Employment Agreement) or leaves the Company without Good Reason (as defined in the Employment Agreement) within 12 months of the Effective Date, she will be required to return the signing bonus in full, and provided further that if Ms. Zhang is terminated for Cause or leaves the Company without Good Reason within 12 to 24 months of the Effective Date, she will be required to return 50% of the signing bonus.

In addition, commencing in fiscal year 2027, Ms. Zhang may be eligible to receive an annual equity grant of restricted stock units (“Annual RSUs”) with a grant date fair market value target anticipated to be at least $10 million, with the actual target amount to be determined by the compensation committee (the “Compensation Committee”) of the Board in good faith. Ms. Zhang’s eligibility for the CEO Annual Bonus of up to 90% of her base salary and the Annual RSUs will be based upon her performance, business conditions at the Company, and the terms of any applicable bonus plan and/or Restricted Share Plan and, to the extent required by the Compensation Committee or the Board, the achievement of performance targets as established by the Board or the Compensation Committee.

Pursuant to the terms of the Employment Agreement, Ms. Zhang’s employment is at will and may be terminated at any time by the Company. If Ms. Zhang’s employment is terminated without Cause or by Ms. Zhang for Good Reason in either case not in connection with a Change in Control (as defined in the Employment Agreement), then Ms. Zhang would be eligible to receive the following severance benefits, less applicable taxes withholdings (the “CEO Non-CIC Severance Benefits”):

•	payment of Ms. Zhang’s then-current base salary in accordance with normal payroll procedures for 12 months;

•	payment of Ms. Zhang’s annual bonus earned for the year prior to the year in which her termination occurs if unpaid as of the date of termination), calculated based on the attainment of applicable corporate performance metrics and, with respect to individual metrics, the average of Ms. Zhang’s individual performance ratings over the two years prior to such performance year (the “CEO Prior Year Bonus”);

•	a pro-rated portion of Ms. Zhang’s Target Amount for the year in which the date of termination occurs, without regard to whether service or performance metrics or ratings have been established or achieved (whether corporate or individual) (the “CEO Pro-Rated Bonus”);

•	payment or reimbursement of continued health coverage for Ms. Zhang and her dependents under COBRA for up to 12 months;

•	the Initial RSU Award shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements; provided that if the Initial RSU Award has not yet been granted as of the date of termination, payment of a one-time cash amount of $10 million; and

•	with respect to any other equity awards granted to Ms. Zhang, that portion of any equity awards held by Ms. Zhang that would have vested during the 12-month period following Ms. Zhang’s date of termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved.

Under the Employment Agreement, if Ms. Zhang’s employment is terminated by the Company without Cause or if Ms. Zhang resigns for Good Reason, in either case within 3 months before or 18 months following the effective date of a Change in Control, then Ms. Zhang would be entitled to the following severance benefits, less applicable tax withholding (the “CEO CIC Severance Benefits,” together with the CEO Non-CIC Severance Benefits, the “CEO Severance Benefits”):

•	payment of her then-current base salary in accordance with normal payroll procedures for 24 months;

•	the CEO Prior Year Bonus if unpaid as of the date of termination;

•	the CEO Pro-Rated Bonus;

•	payment of two times the CEO Target Amount for the year in which the date of termination occurs;

•	payment or reimbursement of continued health coverage for Ms. Zhang and her dependents under COBRA for up to 18 months;

•	all equity awards held by Ms. Zhang shall be accelerated, such that any then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the date of termination without regard to any performance-based requirements; and

•	if any options granted to Ms. Zhang are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended to 18 months from the date of termination.

Payment of the CEO Severance Benefits is subject to Ms. Zhang signing and delivering to the Company a separation agreement containing a general release of claims in favor of the Company. Under the Employment Agreement, if Ms. Zhang’s employment is terminated for Cause or Ms. Zhang resigns without Good Reason, Ms. Zhang will not receive any CEO Severance Benefits.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified by reference to the full text of each Employment Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2026. This report on Form 6-K, including Exhibit 99.1, is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated September 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: September 15, 2026	/s/ Carlos Santos Garcia
Carlos Santos Garcia
Chief Financial Officer